January 21, 2026

Heena K. Agrawal
Senior Vice President and Chief Financial Officer
Duluth Holdings, Inc.
201 East Front Street
Mount Horeb, WI 53572

       Re: Duluth Holdings, Inc.
           Form 10-K for Fiscal Year Ended February 2, 2025
           Annual Report to Security Holders for Fiscal Year Ended February 2, 2025
           Item 2.02 Form 8-K dated December 16, 2025
           File No. 001-37641
Dear Heena K. Agrawal:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report to Security Holders for Fiscal Year Ended February 2, 2025 2024 Performance Review
Financial Results

1. Please reconcile Adjusted Diluted EPS, a non-GAAP financial measure presented here and under Summary of Financial Performance, to its most directly comparable GAAP measure. Refer to Item 100(a) of Regulation G.
Item 2.02 Form 8-K dated December 16, 2025
Duluth Holdings Inc. Announces Third Quarter 2025 Financial Results
Duluth Holdings Inc.
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Net Income
(Loss) to Adjusted EPS, page 9

2. We note your non-GAAP adjustment labeled "tax valuation allowance" reflected in your
       Adjusted Net Income reconciliation. Please tell us what the adjustment represents, the reasons for excluding the changes in your tax valuation from the measure and why
 January 21, 2026
Page 2

       management believes the adjustment is meaningful and appropriate. In addition, please tell us how the adjustment is consistent with Questions 100.01 and
102.11 of the Non-
       GAAP Financial Measures Compliance & Disclosure Interpretations.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services